Exhibit 99.7

Trading Symbol: EZM – TSX

NEWS RELEASE

August 29, 2005	Release 14-05

EUROZINC RETIRES PRICE PARTICIPATION

DEBT EARLY

EuroZinc Mining Corporation (“EuroZinc” or “the Company”) announced today that it has retired the US$48 million loan that was arranged for the purchase of the price participation rights to the Neves-Corvo copper production. The original term of the loan facility, provided by Bayerische Hypo-und Vereinsbank AG (HVB), was for eighteen months, however, C.K. Benner, Vice Chairman and CEO, said that, “as a result of strong copper prices we have been able to repay the facility in eight months and our shareholders will now receive the full benefit of high copper prices”.

The price participation rights clause was a significant component of the sales agreement for the Neves-Corvo mine with the vendors, Rio Tinto (49%) and EDM (51%). The rights were in effect from the June 18, 2004 (the closing date of the sale of the Neves-Corvo mine) until October 1, 2004, which was the effective date EuroZinc purchased the price participation rights (see news releases dated December 30, 2004 and January 18, 2005). Had the price participation rights not been purchased by the Company, in addition to the US$48 million dollar paid to date, the Company would have had to pay the vendors 50% of the marginal revenue over a copper price of US$0.95 per pound until June 18, 2008.

The Company’s acquisition debt, which totaled US$110 million as of the date of the acquisition of the Neves-Corvo mine (June 18, 2004), has also been paid down aggressively. The Company expects that the only portion of this debt outstanding as of the end of 2005, if copper prices remain near current levels for  the year, would be the €27 million (US$32.7 million) unsecured bond issue that cannot be repaid until  maturity in 2009.

EuroZinc is an international base metals mining company, headquartered in Vancouver B.C., Canada. The Company currently owns and operates the Neves Corvo copper mine and the Aljustrel zinc/lead/silver mine, which is presently under care and maintenance. Both mines are located in southern Portugal. The Company’s shares are traded on the Toronto Stock Exchange under the symbol EZM.

For further information please contact:

Colin K. Benner	Amjad J. Ali	Ron Ewing
Vice Chairman & CEO	Executive Vice President & CFO	Executive Vice President
(604) 681-1337	(604) 681-1337	(604) 681-1337

The TSX has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. Certain of the information contained herein constitutes "forward-looking statements" within the meaning of the Private Litigation Reform Act of 1995 of the United States. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of EuroZinc Mining Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, metal price volatility, economic and political events affecting metal supply and demand, fluctuations in ore grade, tonnes of ore milled, geological, technical, and mining or processing problems. Although EuroZinc Mining Corporation has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause actual results not to be anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, prospective investors should not place undue reliance on forward-looking statements.

EuroZinc Mining Corporation, 1601 – 543 Granville Street, Vancouver, B.C.  V6C 1X8

Tel: (604) 681-1337   Fax: (604) 681-1339   Website: www.eurozinc.com